Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-75256 and 333-175676) of Airgas, Inc. of our report dated June 27, 2012 with respect to the statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Airgas, Inc. 401(k) Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 27, 2012